OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

May 29, 2009

Via Electronic Transmission

Valerie J. Lithotomos, Esq.

Kevin C. Rupert

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:   Registration Statement on Form N-14 for Oppenheimer Discovery Fund,
including Proxy Materials for Oppenheimer MidCap Fund –
Registration No. 333-158897

Dear Ms. Lithotomos and Mr. Rupert:

     We have reviewed the comments that were provided during a phone call with Kevin Rupert on May 18, 2009 concerning the Registration Statement on Form N-14 for Oppenheimer Discovery Fund ("Registrant" or "Discovery Fund"), filed with the Commission on April 29, 2009, as amended by delaying amendment filed May 5, 2009 (the "Registration Statement"). We address those comments below.

In separate correspondence included in this filing, Discovery Fund and OppenheimerFunds Distributor Inc., the distributor of Discovery Fund's shares, are requesting that effectiveness of the Registration Statement please be accelerated to May 29, 2009.

General Comments

1. Comment. Make sure that share class identifier information is properly reflected in the EDGAR submission header for both the merging and surviving funds.

Response. Share class identifier information for both the merging and surviving fund has been properly included in the submission header of the related pre-effective amendment filed to address the comments herein.

2. Comment. Is there disclosure stating that there will be no realignment of the funds in connection with the merger, outside of the Funds' ordinary course of business?

Response.Yes. Disclosure regarding realignment of the funds in connection with the merger is provided in the sections titled "What are the general tax consequences of the Reorganization?" and "How will the Reorganization be carried out?"

3. Comment. Do the valuation policies of each fund line up?

Response. Yes. Disclosure stating that both funds have the same valuation policies is provided under the section "How will the Reorganization be carried out?"

4.Comment: Update the information in the share capitalization tables to be as of a date within 30 days of the filing date.

Response:The share capitalization tables have been updated to provide information as of May 15, 2009.

5. Comment. Make clear that the semi-annual reports for MidCap Fund are incorporated by reference.

Response.The N-14 discloses when MidCap Fund's semi-annual report to shareholders will be made available. However, because MidCap Fund's semi-annual period ends April 30, 2009, its report will be filed and made available to shareholders 60 days thereafter on or about June 29, 2009, and thus not available to shareholders prior to that time. For this reason, it is not incorporated by reference into the N-14.

Comments on the Pro Forma Financial Statements

6. Comment: Please confirm that FAS 157 disclosure has been provided in the pro forma financial statements.

Response: FAS 157 disclosure has been provided in the pro forma financial statements.

7. Comment. Delete the Statement of Changes from the pro forma financial statements.

Response. The Statement of Changes has been deleted.

8. Comment. Reflect an adjustment for the expense of the merger on the balance statement.

Response. These costs are now reflected as adjustments to the Balance Sheet as well as the Statement of Operations.

9. Comment. In the pro forma Statement of Operations, for the line item "Less Waivers and Reimbursement of Expenses," why is there no adjustment reflected if expenses went down by $2,508,205?

Response. The waivers and reimbursement of expenses relate to waivers/reimbursements for transfer and shareholder servicing agent fees as well as indirect management fees through the funds' investment in Oppenheimer Institutional Money Market Fund. The reduction in expenses would have an immaterial adjustment to what's currently disclosed in the pro forma combining Statement of Operations.

10. Comment. Under "Valuation Inputs" in the Footnotes to the Statement of Investments, add the "inputs" used to determine the market value of the Funds' investments, to show the pro forma amount in the aggregate.

Response. The combined pro forma amounts are now included in the table.

11. Comment. Confirm that the N-14 discloses that each Fund's Board has made a determination that the proposed reorganization is in the best interests of shareholders.

Response. The subsection titled "Board Considerations" under the section titled "REASONS FOR THE REORGANIZATION" discusses the factors that the Boards considered when reviewing the merger transaction, and discloses that each board made a determination that the proposed reorganization is in the best interests of shareholders.

12. Comment. Clarify what fund is the surviving fund in all pro forma financial tables.

Response. The pro forma financial tables have been updated accordingly.

13. Comment. In the pro forma Statement of Operations, clarify that the pro forma adjustment of ($2,508,205) accurately reflects the 0.03% decline in the management fee of Discovery Fund, as reflected in the expense table.

Response. The pro forma adjustment in the financial statement is based on the average net assets of the Funds for the 12-month period ended March 31, 2009. The pro forma management fee in the expense table is calculated based on the average net assets of the Funds for the 12-month period ended January 31, 2009. The ending dates differ because the Funds' boards considered the merger in February 2009 based on pro forma expenses as of January 31, 2009. We determined to use the time period for the expense tables in the prospectus/proxy statement because those were consistent with the pro forma expenses considered by the Funds' boards.

14. Comment. Please make sure to file legible financial statements.

Response: The financial statements that have been filed as part of this Pre-Effective Amendment No. 2 have been appropriately formatted.

Comments on Part C, Exhibits and the Signature Pages

15. Comment. Please file updated auditor consents.

Response: Updated auditor consents have been included in the filing.

16. Comment: Confirm that the legal opinion of outside counsel will be filed as part of a pre-effective amendment.

Response: The legal opinion of outside counsel opining on the validity of the issuance of the shares has been filed as an exhibit.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to Taylor Edwards at 212-323-0310.

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards

Vice President and Associate Counsel

Tel.: 212.323.0310
Fax: 212.323.4071

tedwards@oppenheimerfunds.com

cc:          Ronald M. Feiman, Esq.